# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Constellation Energy Corp, CIK 0001868275
CUSIP: 21037T109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1310 Point Street, Baltimore, Maryland (MD), 21231
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001707921

## Reporting persons
- ECP ControlCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,443,227; sole dispositive power 0; shared dispositive power 14,443,227; aggregate amount beneficially owned 14,443,227 (4% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,232,996; sole dispositive power 0; shared dispositive power 7,232,996; aggregate amount beneficially owned 7,232,996 (2% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,466,151; sole dispositive power 0; shared dispositive power 1,466,151; aggregate amount beneficially owned 1,466,151 (0.4% of the class)
  Comment: Limited Liability Company
- ECP Calpine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,744,080; sole dispositive power 0; shared dispositive power 5,744,080; aggregate amount beneficially owned 5,744,080 (1.6% of the class)
  Comment: Limited Liability Company
- ECP III Volt Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,149; sole dispositive power 0; shared dispositive power 69,149; aggregate amount beneficially owned 69,149 (0.02% of the class)
  Comment: Limited Liability Company
- ECP III-A Volt Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,327,800; sole dispositive power 0; shared dispositive power 2,327,800; aggregate amount beneficially owned 2,327,800 (0.7% of the class)
  Comment: Limited Liability Company
- ECP III-B Volt Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 281,120; sole dispositive power 0; shared dispositive power 281,120; aggregate amount beneficially owned 281,120 (0.1% of the class)
  Comment: Limited Liability Company
- ECP III-C Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 962,349; sole dispositive power 0; shared dispositive power 962,349; aggregate amount beneficially owned 962,349 (0.3% of the class)
- ECP III-D Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,187,704; sole dispositive power 0; shared dispositive power 1,187,704; aggregate amount beneficially owned 1,187,704 (0.3% of the class)
- ECP Checkerspot Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,404,874; sole dispositive power 0; shared dispositive power 2,404,874; aggregate amount beneficially owned 2,404,874 (0.7% of the class)
- ECP IV-A Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 351,240; sole dispositive power 0; shared dispositive power 351,240; aggregate amount beneficially owned 351,240 (0.1% of the class)
- ECP IV-B Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 58,863; sole dispositive power 0; shared dispositive power 58,863; aggregate amount beneficially owned 58,863 (0.02% of the class)
- ECP IV-C Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 291,129; sole dispositive power 0; shared dispositive power 291,129; aggregate amount beneficially owned 291,129 (0.1% of the class)
- ECP IV-D Volt Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 764,919; sole dispositive power 0; shared dispositive power 764,919; aggregate amount beneficially owned 764,919 (0.2% of the class)
- ECP Calpine Fund GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,744,080; sole dispositive power 0; shared dispositive power 5,744,080; aggregate amount beneficially owned 5,744,080 (1.6% of the class)
- ECP Calpine Continuation Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,702,479; sole dispositive power 0; shared dispositive power 4,702,479; aggregate amount beneficially owned 4,702,479 (1.3% of the class)
- ECP Calpine Rollover Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 399,812; sole dispositive power 0; shared dispositive power 399,812; aggregate amount beneficially owned 399,812 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Constellation Energy Corp
Address of issuer's principal executive offices: 1310 Point Street, Baltimore, MD 21231

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

ECP ControlCo, LLC
Energy Capital Partners III, LLC
Energy Capital Partners IV, LLC
ECP Calpine GP, LLC
ECP III Volt Holdings, LLC
ECP III-A Volt Holdings, LLC
ECP III-B Volt Holdings, LLC
ECP III-C Volt Holdings, LP
ECP III-D Volt Holdings, LP
ECP Checkerspot Holdings, LP
ECP IV-A Volt Holdings, LP
ECP IV-B Volt Holdings, LP
ECP IV-C Volt Holdings, LP
ECP IV-D Volt Holdings, LP
ECP Calpine Fund GP, LP
ECP Calpine Continuation Fund, LP
ECP Calpine Rollover Fund, LP
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o ECP ControlCo, LLC, 40 Beechwood Road, Summit, NJ 07901.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock immediately after the Reporting Persons' sale of Common Stock pursuant to an underwriting agreement on June 2, 2026, based upon 357,102,017 shares of Common Stock outstanding as of June 2, 2026, as disclosed in the Issuer's Prospectus filed with the Securities and Exchange Commission on June 2, 2026.

The number of securities reported as beneficially owned herein includes: 69,149 shares of Common Stock held by ECP III Volt Holdings, LLC; 2,327,800 shares of Common Stock held by ECP III-A Volt Holdings, LLC; 281,120 shares of Common Stock held by ECP III-B Volt Holdings, LLC; 962,349 shares of Common Stock held by ECP III-C Volt Holdings, LP; 1,187,704 shares of Common Stock held by ECP III-D Volt Holdings, LP; 2,404,874 shares of Common Stock held by ECP Checkerspot Holdings, LP; 351,240 shares of Common Stock held by ECP IV-A Volt Holdings, LP; 58,863 shares of Common Stock held by ECP IV-B Volt Holdings, LP; 291,129 shares of Common Stock held by ECP IV-C Volt Holdings, LP; 764,919 shares of Common Stock held by ECP IV-D Volt Holdings, LP; 641,789 shares of Common Stock held by ECP Calpine Fund GP, LP.; 4,702,479 shares of Common Stock held by ECP Calpine Continuation Fund, LP; and 399,812 shares of Common Stock held by ECP Calpine Rollover Fund, LP.

ECP ControlCo, LLC is the managing member of each of Energy Capital Partners III, LLC, Energy Capital Partners IV, LLC and ECP Calpine GP, LLC.

Energy Capital Partners III, LLC, as a result of its indirect control over each of the following entities, may be deemed to share beneficial ownership of the securities held of record by each of ECP III Volt Holdings, LLC, ECP III-A Volt Holdings, LLC, ECP III-B Volt Holdings, LLC, ECP III-C Volt Holdings, LP, ECP III-D Volt Holdings, LP, and ECP Checkerspot Holdings, LP.

Energy Capital Partners IV, LLC, as a result of its indirect control over each of the following entities, may be deemed to share beneficial ownership of the securities held of record by each of ECP IV-A Volt Holdings, LP, ECP IV-B Volt Holdings, LP, ECP IV-C Volt Holdings, LP, and ECP IV-D Volt Holdings, LP.

ECP Calpine GP, LLC, as a result of its direct control over ECP Calpine Fund GP, LP and indirect control over each of the following entities, may be deemed to share beneficial ownership of the securities held of record by each of ECP Calpine Continuation Fund, LP and ECP Calpine Rollover Fund, LP. ECP Calpine Fund GP, LP in its capacity as the general partner of ECP Calpine Continuation Fund, LP and ECP Calpine Rollover Fund, LP may also be deemed to share beneficial ownership of the securities held of record by each of ECP Calpine Continuation Fund, LP and ECP Calpine Rollover Fund, LP.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert, all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC.

As a result of the relationships described herein, each of ECP ControlCo, LLC and the individuals named herein may be deemed to share beneficial ownership of the securities that may be deemed to be beneficially owned by each of Energy Capital Partners IV, LLC, Energy Capital Partners III, LLC and ECP Calpine GP, LLC. Each of them disclaims any such beneficial ownership.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- ECP ControlCo, LLC: By /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- Energy Capital Partners III, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- Energy Capital Partners IV, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP Calpine GP, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP III Volt Holdings, LLC: By: Energy Capital Partners III, LP, Energy Capital Partners GP III, LP, Energy Capital Partners III, LLC, ECP ControlCo, LLC, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP III-A Volt Holdings, LLC: By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP III-B Volt Holdings, LLC: By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP III-C Volt Holdings, LP: By: ECP III Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP III-D Volt Holdings, LP: By: ECP III Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP Checkerspot Holdings, LP: By: Volt Parent GP, LLC, Energy Capital Partners III, LLC, ECP ControlCo, LLC, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP IV-A Volt Holdings, LP: By: ECP IV Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP IV-B Volt Holdings, LP: By: ECP IV Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP IV-C Volt Holdings, LP: By: ECP IV Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP IV-D Volt Holdings, LP: By: ECP IV Volt Holdings GP, LLC, its general partner, By: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President & General Counsel (08/07/2026)
- ECP Calpine Fund GP, LP: By: ECP Calpine GP, LLC, its general partner, By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP Calpine Continuation Fund, LP: By: ECP Calpine Fund GP, LP, By: ECP Calpine GP, LLC, By: ECP ControlCo, LLC, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)
- ECP Calpine Rollover Fund, LP: By: ECP Calpine Fund GP, LP, By: ECP Calpine GP, By: LLC, ECP ControlCo, LLC, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (08/07/2026)